09011877

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

❑ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________________ to ______________________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aircraft Engines, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Salaried Savings Plan
(Name of Plan)

Date 6/15/09

Marcia L. Hanson
(Signature)*
Name: Marcia L. Hanson
Title: Plan Administrator

**Print name and title of the signing official under the signature.*

MIDDLE RIVER AIRCRAFT SYSTEMS
MRA Systems, Inc. – A Subsidia

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL INSTRUCTIONS

A. *Rule as to Use of Form 11-K.*

This Form shall be used for annual reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") with respect to employee stock purchase, savings and similar plans, interests in which constitute securities registered under the Securities Act of 1933. This Form also shall be used for transition reports filed pursuant to Section 15(d) of the Act. Such a report is required to be filed even though the issuer of the securities offered to employees pursuant to the plan also files annual reports pursuant to Section 13(a) or 15(d) of the Exchange Act. However, attention is directed to Rule 15d-21 (§240.15d-21), which provides that in certain cases the information required by this Form may be furnished with respect to the plan as a part of the annual report of such issuer. Reports on this Form shall be filed within 90 days after the end of the fiscal year of the plan, *provided that* plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") shall file the plan financial statements within 180 days after the plan's fiscal year end.

B. *Application of General Rules and Regulations.*

(a) The General Rules and Regulations under the Exchange Act contain requirements applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this Form.

(b) Particular attention is directed to Regulation 12B, which contains general requirements regarding matters such as the kind and size of paper to be used, the legibility of the report, and the filing of the report. The definitions contained in Rule 12b-2 (§240.12b-2) should be especially noted. See also Regulation 15D.

(c) Four complete copies of each report on this Form, including exhibits and all papers and documents filed as a part thereof, shall be filed with the Commission. At least one of the copies filed shall be manually signed. Copies not manually signed shall bear typed or printed signatures.

C. *Preparation of Report.*

This Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report on paper meeting the requirements of Rule 12b-12 (§240.12b-12). The report may omit the text of Form 11-K specifying the information required provided the answers thereto are prepared in the manner specified in Rule 12b-13 (§240.12b-13).

D. *Incorporation of Information in Report to Employees.*

Any financial statements contained in any plan annual report to employees covering the latest fiscal year of the plan may be incorporated by reference from such document in response to part or all of the requirements of this Form, provided such financial statements substantially meet the requirements of this Form and provided that such document is filed as an exhibit to this report on Form 11K.

E. *Electronic Filers.*

Reports on this Form may be filed either in paper or in electronic format, at the filer's option. *See* Rule 101(b)(3) of Regulation S-T (§232.101(b)(3) of this chapter).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

103 Chesapeake Park Plaza Baltimore, Maryland 21220
Telephone 410.682.1000

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft
Systems Salaried Savings Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-158069) of the General Electric Company of our report dated June 15, 2009, relating to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2008 and 2007 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

KPMG LLP

New York, New York
June 15, 2009

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

December 31, 2008 and 2007

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of The Middle River Aircraft Systems Salaried Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2009

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

		2008		2007
Assets				
Investments, at fair value (note 3):	$	26,085,483	$	39,637,096
Loans to participants		518,591		548,542
Participant contributions receivable		-		41,658
Employer contributions receivable		-		12,848
Accrued dividends and interest		114,393		98,896
Total assets		26,718,467		40,339,040
Liabilities				
Payable for excess contributions		15,135		25,944
Net assets available for plan benefits, prior to adjustment		26,703,332		40,313,096
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)		62,984		178,033
Net assets available for plan benefits	$	26,766,316	$	40,491,129

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions (reductions) to net assets attributed to:		
Investment income:		
Net (depreciation)/appreciation in fair value of investments (note 3)	$ (14,793,272)	$ 1,061,403
Dividends and interest	752,293	1,525,913
Total investment (loss)/income	(14,040,979)	2,587,316
Interest on loans to participants	47,470	43,506
Contributions:		
Participant	2,207,625	2,137,223
Employer	714,484	682,785
Total contributions	2,922,109	2,820,008
Total (reductions)/additions	(11,071,400)	5,450,830
Deductions from net assets attributed to:		
Benefits paid to participants	2,652,613	2,990,408
Expenses and loan fees (note 1)	800	1,200
Total deductions	2,653,413	2,991,608
Net (decrease)/increase	(13,724,813)	2,459,222
Net assets available for plan benefits at:		
Beginning of year	40,491,129	38,031,907
End of year	$ 26,766,316	$ 40,491,129

See accompanying notes to financial statements.

1) Description of the Plan

The Middle River Aircraft Systems Salaried Savings Plan (the "Plan") is sponsored by MRA Systems, Inc. (the "Company"), a division of General Electric Aircraft Engines ("GEAE"), whose ultimate parent is General Electric Company ("GE"), for employees not covered by collective bargaining agreements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the custodian and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in The Middle River Aircraft Systems Salaried Savings Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions, and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE Common Stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(e) GE Institutional Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(f) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(g) Growth Fund of America – This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks.

(h) Harbor International Fund – This fund seeks long-term total return, principally from growth of capital.

(i) Investment Company of America Fund – This fund invests in well-established blue-chip companies in the U.S. as well as foreign markets. The fund seeks long-term growth of capital and income.

(j) New Perspective Fund – This fund is classified as a global stock fund composed principally of U.S. and foreign stocks. The objective is long-term growth of capital.

(k) State Street Stable Income Fund ("Stable Income Fund") – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ('mutual funds") are distributed annually to participants.

Participants may elect to contribute up to 17% of their eligible compensation, on a pre-tax or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,500 in both 2008 and 2007. For other participants, the 2008 and 2007 limits were generally $20,500.

Employer Contributions

The Company matches 50% of participant contributions up to 7% of eligible compensation.

Vesting

Participants are immediately fully vested in their contributions to the Plan, any Company matching contributions and the earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Loans to participants at December 31, 2008 and 2007 were $518,591 and $548,542, respectively. Interest from loans to participants for the years ended December 31, 2008 and 2007 was $47,470 and $43,506, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after-tax contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses. For the mutual funds, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Income Fund are reinvested in the fund and reflected in dividends.

Investment in the collective trust fund is carried at the net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year. The estimated fair value of the investment in the Stable Income Fund is then adjusted to contract value as shown in the Statements of Net Assets Available for Plan Benefits.

(d) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(g) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2008 and 2007:

	2008		2007	
GE Common Stock Fund:				
Cash and cash equivalents	$ 211,341		$ 370,921	
GE Common Stock	5,977,961	*	11,581,685	*
Mutual funds:				
SSgA S&P 500 Index Fund	2,800,737	*	4,556,411	*
GE Institutional Income Fund	1,814,452	*	1,755,418	
GE Institutional U.S. Equity Fund	1,663,903	*	2,471,062	*
GE Institutional Strategic Investment Fund	1,087,635		1,734,237	
Columbia Acorn Select Fund	426,432		790,907	
Growth Fund of America	910,888		1,407,247	
Harbor International Fund	1,053,245		3,028,716	*
Investment Company of America Fund	1,613,202	*	2,680,250	*
New Perspective Fund	2,356,826	*	4,419,290	*
Total mutual funds	13,727,320		22,843,538	
Collective trust fund:				
State Street Stable Income Fund	6,168,861	**	4,840,952	**
Total Investments, at fair value	$ 26,085,483		$ 39,637,096	

* Investment option representing more than 5% of the Plan's net assets.
** Contract value at December 31, 2008 and 2007 for the Stable Income Fund was $6,231,845 and $5,018,985 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) (depreciated)/appreciated during 2008 and 2007 as follows:

	2008	2007
GE Common Stock Fund	$ (6,437,365)	$ 348,496
Mutual funds	(8,355,907)	712,907
Total	$ (14,793,272)	$ 1,061,403

Dividends for the years ended December 31, 2008 and 2007 were $752,293 and $1,525,913, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Income Fund was 2.96% and 3.57% at December 31, 2008 and 2007, respectively. The average crediting interest rate was 3.48% and 5.41% at December 31, 2008 and 2007, respectively.

(4) Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 157, *Fair Value Measurements* ("SFAS 157"), for all financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes a three-level valuation hierarchy based upon observable and unobservable inputs.

For financial assets and liabilities, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. The following section describes the valuation methodologies we use to measure investments at fair value.

We maintain policies and procedures to value investments using the best and most relevant data available. The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include the GE Common Stock component of the GE Common Stock Fund and mutual funds.

When quoted market prices are unobservable, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. These investments are included in Level 2. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

The Plan's ownership in the collective fund is carried at fair value based on the investment's net asset value per unit and included in Level 2.

The following table presents our investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund				
Cash and cash equivalents	$ 211	$ —	$ —	$ 211
GE Common Stock	5,978	—	—	5,978
Mutual funds	13,727	—	—	13,727
Other investments:				
State Street Stable Income Fund	—	6,169	—	6,169
Total Investments, at fair value	$ 19,916	$ 6,169	$ —	$ 26,085

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during the period.

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investment funds, consisting of mutual funds and a collective trust fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping function for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 28, 2003, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2008 and 2007 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2008	2007
Total Investments, at fair value per financial statements	$ 26,085,483	$ 39,637,096
Loans to participants	518,591	548,542
Total Investments per Form 5500	$ 26,604,074	$ 40,185,638

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net Assets Available for Plan Benefits, per the financial statements	$ 26,766,316	$ 40,491,129
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(62,984)	(178,033)
Net Assets Available for Plan Benefits, per the Form 5500	$ 26,703,332	$ 40,313,096
Total Investment Income, per the financial statements	$ (13,993,509)	$ 2,630,822
Adjustment from contract value to fair value for full benefit responsive investment contracts for current period	(62,984)	(178,033)
Adjustment from contract value to fair value for full benefit responsive investment contracts for prior period	178,033	49,232
Total Investment (Loss)/ Income, per the Form 5500	$ (13,878,460)	$ 2,502,021

(10) Subsequent Events

On February 27, 2009, Galliard Capital Management, Inc. ("Galliard") replaced SSgA as investment manager of the Stable Income Fund. In connection with this investment manager transition, the Stable Income Fund's unitholders informed SSgA that Galliard would have wrap provider contracts in place as of February 27, 2009, which should maintain the fully benefit-responsive nature of the investment contracts and continue to permit contract value accounting.

Supplemental Schedule

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	211,341	$	211,341
*	GE Common Stock Fund	Common stock	369,010		5,977,961
*	SSgA S&P 500 Index Fund	Mutual fund	188,348		2,800,737
*	GE Institutional Income Fund	Mutual fund	206,188		1,814,452
*	GE Institutional U.S. Equity Fund	Mutual fund	206,953		1,663,903
*	GE Institutional Strategic Investment Fund	Mutual fund	125,304		1,087,635
	Columbia Acorn Select Fund	Mutual fund	30,308		426,432
	Growth Fund of America	Mutual fund	44,564		910,888
	Harbor International Fund	Mutual fund	26,252		1,053,245
	Investment Company of America Fund	Mutual fund	76,966		1,613,202
	New Perspective Fund	Mutual fund	124,832		2,356,826
*	State Street Stable Income Fund	Collective trust fund	6,168,861		6,168,861
	Total Investments, at fair value			$	26,085,483
*	Loans to participants	53 loans to participants with interest rates of 4.25% to 9.25%	—		518,591
	Total Loans to participants			$	518,591
	Total Assets held at end of year			$	26,604,074